                                                                    Exhibit 99.1

                        DiVall Income Properties 3, L.P.

                                 QUARTERLY NEWS

================================================================================
   A publication of The Provo Group, Inc.                FIRST QUARTER 2002

Pending Sales to Allow Partnership Liquidation Depend on Your Vote

Management currently has all properties in the portfolio under contract. Before we can close on all the sale contracts and liquidate the portfolio, we must receive the consent of 51% of the partners. Please return the enclosed consent statement with your vote. Failure to return a consent card will constitute a vote against the proposed sale. Please read the enclosed yellow sheet which
     -------
summarizes the proposed liquidation and the enclosed consent statement which provides all the necessary information in detail.

--------------------------------------------------------------------------------

 Phoenix Restaurant's Bankruptcy Affects Quarterly Cash Flow and Eliminates First Quarter Distribution

 The average distributions for 2001 and 2000 were $4.53 and $3.65 per unit. Due to the bankruptcy of our Denny's operator our budgeted distributions for 2002 were planned to be dramatically lower than in previous years. Last quarter the distribution was $1.46 per unit and this quarter we anticipated paying a distribution of $.88 per unit. Unfortunately, for the first time since 1993, we are unable to pay a quarterly distribution. For more details on the bankruptcy's impact on Partnership cash flow see the continuation on page 2.

                         Article is continued on Page 2
--------------------------------------------------------------------------------

Secondary Market Transfer Activity Will Be Temporarily Suspended

No secondary market transfers will be accepted for the period from May 1, 2002 to August 15, 2002. With the proposed sales and related proposed liquidation of the Partnership, offers to purchase your units may be forthcoming. We want to be sure that long-standing investors are ultimately rewarded (through a timely liquidation), for their patience. Cash will undoubtedly be accumulated during this period and should properly be received by our investors without a secondary market discount. Management will accept transfers in the case of an emergency, such as a death. Our only goal is to protect the investor and to try and ensure his or her best financial result.

   Page 2                        DiVall 3                              1 Q 02

Phoenix Restaurant's Bankruptcy Affects Quarterly Cash Flow and Eliminates First Quarter Distribution
--Continued From Front Page

.. Denny's Bankruptcy. When Phoenix Restaurant Group filed bankruptcy, we lost $9,445 in monthly income. Additionally, we were forced to pay real estate taxes and maintenance expenses on behalf of the tenant. Most of the maintenance expenses we incurred post-bankruptcy and they were one time costs (fixing the roof, plumbing repairs, unpaid utilities). However, such costs all came during the first quarter.

.. Legal Expenses. We have contracted to sell all of the remaining properties in this Partnership. Therefore, we have incurred legal fees for the preparation and review of the contracts. Additionally, we incurred legal fees during the bankruptcy filing to protect the Partnership's rights.

Although, we are still collecting rent from the two operating tenants, Hardee's and Applebee's; the rental stream does not provide for distributable cash flow. As we have stressed over the years, the small size of the portfolio does not warrant the administrative burden of a public entity. That is why we have been so persistent in our recommendations that the properties should be sold and the partnership liquidated. We wanted a "bulk" sale so we weren't left with an even smaller number of properties that wouldn't cover costs. Well, the bankruptcies have forced us into that position anyway and accordingly, we are attempting to close two simultaneous purchasers.

                             Distribution Highlights

*    There was no distribution paid for the First Quarter.

*    We originally projected to pay a distribution of $15,000 or $.87 per unit.

*    $718.00 to $559.00 range of distributions per unit from the first unit sold
                                                                 -----
     to the last unit sold before the offering closed (April 1992),
            ----
     respectively. [NOTE: Distributions are from both cash flow from operations
                                                 ----
     and "net" cash activity from financing and investing activities.]

Statements of Income and Cash Flow Highlights

..    Operating Revenue was slightly higher than expected. This can be attributed to restitution payments made by Gary DiVall and other miscellaneous income.

..    Operating Expenses were 29% higher than expected. Legal fees were higher than originally projected, this is due to the Denny's bankruptcy and the anticipated dissolution of the Partnership. Additionally, we had unexpected costs for the vacant Denny's in Colorado Springs. Roof repairs, cleaning expenses and plumbing repairs were all necessary in order to get the property ready for a sale or re-lease.

Page 3                    DiVall 3                                     4 Q 01

Property Highlights

..    Hardee's (Oak Creek, WI) has vacated the property. All four installments of the termination fee have been paid in full.

..    Denny's (Colorado Springs, CO) has vacated the property and filed bankruptcy. We have received verification from the courts for our claim. However, we are an unsecured creditor in a large bankruptcy proceeding. Therefore, it is unknown what percentage (if any) of our claim will be ultimately paid.

..    Denny's (Englewood, CO) As indicated in the last Quarterly Newsletter, this property is no longer a part of the Partnership Portfolio.

Questions & Answers

When will I find out if the Partnership is liquidating?

All consent cards are due on or before June 15, 2002. We should have all the votes tabulated shortly thereafter. If we receive 51% of the partners approval, we will proceed toward closing the sales contracts. Assuming the buyers perform as contracted, we should close no later than July.

When will I receive my next distribution?

Your next distribution will be mailed on August 15, 2002. The results of the consent will be disclosed to you in that Newsletter. If we received a majority vote to "sell", more information on the sale will also be included in that Newsletter.

If you receive a majority vote to sell and the sales close, when will the Partnership be liquidated?

We expect to close on the sale of all the properties no later than July 2002. We will then begin the wind-up process and expect to send the final distributions in October or November of this year.

To Contact Us:

MAIL:             Investor Relations, 101 W. 11/th/ Street, Suite 1110
                  Kansas City, MO  64105
PHONE:            800-547-7686 OR (816) 421-7444
FAX:              (816) 221.2130
E-MAIL:           mevans@theprovogroup.com

--------------------------------------------------------------------------------
                        DIVALL INCOME PROPERTIES 3 L.P.
                   STATEMENTS OF INCOME AND CASH FLOW CHANGES
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002
--------------------------------------------------------------------------------

                                                              PROJECTED      ACTUAL       VARIANCE
                                                              -------------------------------------
                                                                  1ST          1ST
                                                                QUARTER      QUARTER        BETTER
  OPERATING REVENUES                                           3/31/2002    3/31/2002       (WORSE)
                                                               ---------    ---------       -------
    Rental income                                              $ 51,875    $  52,196     $     321
    Interest income                                               5,400        1,961        (3,439)
    Other income                                                      0        4,866         4,866
                                                              ---------    ---------     ---------
  TOTAL OPERATING REVENUES                                     $ 57,275    $  59,022     $   1,747
                                                              ---------    ---------     ---------
  OPERATING EXPENSES
    Insurance                                                  $  1,224    $   1,225    ($       1)
    Management fees                                              17,525       17,571           (46)
    Overhead allowance                                            1,414        1,313           102
    Advisory Board                                                2,314        2,519          (205
    Administrative                                                6,289        7,088          (799)
    Professional services                                         5,050        4,795           255
    Auditing                                                     10,900       10,145           755
    Legal                                                         2,250        9,422        (7,172)
    Defaulted tenants                                               600       12,080       (11,480)
                                                              ---------    ---------     ---------
  TOTAL OPERATING EXPENSES                                     $ 47,566    $  66,157    ($  18,591)
                                                              ---------    ---------     ---------
  INVESTIGATION AND RESTORATION EXPENSES                       $      0    $       0     $       0
                                                              ---------    ---------     ---------
  NON-OPERATING EXPENSES
    Depreciation                                               $ 14,647    $  14,647    ($       0)
    Amortization                                                    264          264            (0)
                                                              ---------
    TOTAL                                                      $ 14,911    $  14,911    ($       0)
                                                              ---------
  NON-OPERATING EXPENSES
  TOTAL EXPENSES                                               $ 62,477    $  81,068    ($  18,591)
                                                              ---------
  NET INCOME (LOSS)                                           ($  5,202)  ($  22,046)   ($  16,844)

  OPERATING CASH RECONCILIATION:                                                         VARIANCE
  ------------------------------                                                         --------
    Depreciation and amortization                                14,911       14,911             0
    Recovery of amounts previously written off                        0            0             0
    (Increase) Decrease in current assets                        13,359      (2,479)       (15,838)
    Increase (Decrease) in current liabilities                  (23,582)     (16,012)        7,570
    (Increase) Decrease in cash reserved for payables            33,144       16,012       (17,132)
    Advance from/(to) future cash flows for current
     distributions                                              (56,900)     (39,900)       17,000
                                                              ---------    ---------     ---------
    Net Cash Provided From (Used in) Operating Activities     ($ 24,270)  ($  49,514)   ($  25,244)
                                                              ---------    ---------     ---------
  CASH FLOWS FROM (USED IN) INVESTING
  AND FINANCING ACTIVITIES
    Investment in Indemnification Trust (interest earnings)      (4,500)      (1,524)        2,976
    Principal Payments Received                                  45,250       45,250             0
                                                              ---------    ---------     ---------
    Net Cash Provided from Investing And Financing
    Activities                                                 $ 40,750    $  43,726     $   2,976
                                                              ---------    ---------     ---------
    Total Cash Flow (Deficit) For Quarter                      $ 16,480   ($   5,788)   ($  22,268)
    Cash Balance Beginning of Period                            240,879      240,148          (731)
    Less 4th quarter distributions paid 2/02                    (40,000)     (25,000)       15,000
    Change in cash reserved for payables or distributions        23,756       23,888           132
                                                              ---------    ---------     ---------
    Cash Balance End of Period                                 $241,115    $ 233,248    ($   7,867)

    Cash reserved for 1st quarter L.P. distributions            (15,000)           0        15,000
    Cash advanced from (reserved for) future distributions      (56,900)     (39,900)       17,000
    Cash reserved for payment of payables                       (38,709)     (62,645)      (23,936)
                                                              ---------    ---------     ---------
    Unrestricted Cash Balance End of Period                    $130,507    $ 130,703     $     197
                                                              =========    =========     =========
---------------------------------------------------------------------------------------------------
                                                              PROJECTED      ACTUAL       VARIANCE
                                                              ------------------------------------
* Quarterly Distribution                                       $15,000     $       0    ($  15,000)
  Mailing Date                                                 5/15/02                           -

* Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR

DISCUSSION PURPOSES      DIVALL INCOME PROPERTIES 3 LIMITED PARTNERSHIP
                                  2002 PROPERTY SUMMARY
                                  AND RELATED RECEIPTS

PORTFOLIO             (Note 1)

                                        ---------------------------------------   --------------------------------------------------
                                                      REAL ESTATE                                   EQUIPMENT
                                        ---------------------------------------   --------------------------------------------------
                                                      ANNUAL                           LEASE                    ANNUAL
                                                       BASE            %             EXPIRATION                  LEASE      %
-------------------------------------
CONCEPT             LOCATION               COST        RENT          YIELD              DATE       COST        RECEIPTS   RETURN
-------------------------------------   ---------------------------------------   --------------------------------------------------
APPLEBEE'S (6)      PITTSBURGH, PA          891,333       116,040     13.02%                         290,469                0.00%
            "               "                                                                         58,094                0.00%

VACANT (5)          CO SPRINGS, CO          580,183             0      0.00%                         210,976          0     0.00%

HARDEE'S (3) (6)    ST. FRANCIS, WI       1,194,381        92,004      7.70%                 (2)     369,688          0     0.00%
           "                 "                                                               (2)      84,500          0     0.00%

VACANT  (4) (6)     OAK CREEK, WI         1,341,906             0      0.00%                         482,078          0     0.00%
            "               "                                                                        105,488          0     0.00%

-------------------------------------   ---------------------------------------   --------------------------------------------------

-------------------------------------   ---------------------------------------                  -----------------------------------
PORTFOLIO TOTALS (4 Properties)           4,007,803       208,044      5.19%                       1,601,293          0     0.00%
-------------------------------------   ---------------------------------------                  -----------------------------------

                                        ---------------------------------------
                                                        TOTALS
                                        ---------------------------------------

                                                          ANNUAL        %
-------------------------------------
CONCEPT             LOCATION              COST           RECEIPTS    RETURN
-------------------------------------   ---------------------------------------
APPLEBEE'S (6)      PITTSBURGH, PA        1,239,896       116,040      9.36%
            "               "

VACANT (5)          CO SPRINGS, CO          791,159             0      0.00%

HARDEE'S (3) (6)    ST. FRANCIS, WI       1,648,569        92,004      5.58%
           "                 "

VACANT  (4) (6)     OAK CREEK, WI         1,929,472             0      0.00%
            "               "

-------------------------------------   ---------------------------------------

-------------------------------------   ---------------------------------------
PORTFOLIO TOTALS (4 Properties)           5,609,096       208,044      3.71%
-------------------------------------   ---------------------------------------

Note 1: This property summary includes only property and equipment held by the Partnership at March 31, 2002.
     2: The lease was terminated and the equipment sold to Hardee's Food Systems in conjunction with their assumption of the Terratron leases.
     3: This lease wase assumed by Hardee's Food Systems at rental rates lower than those stated in the original lease.
     4:   The lease with Hardee's Food Systems was terminated as of April 30,
          2001.
     5: The lease with Denny's- Colorado Springs was terminated in the Fourth Quarter of 2001 due to bankruptcy proceedings. Managment has executed a contract to sell the vacant property at a purchase price of $775,000.
     6: Managment has accepted an offer to sell the properties at an aggregate purchase price of $2,775,000. However, it is expressly conditioned upon the Limited Partners approval to sell all of the Partnership's properties and subsequently liquidate and dissolve the Partnership not later than December 31, 2002.

                     Your CONSENT Required for PENDING SALE

Management has been successful in finding a purchaser for all of the remaining properties. However, in order to move forward with the liquidation, we must receive the consent of 51% of the limited partners. Failure to return a Consent Card will constitute a vote AGAINST the proposed sale. Therefore, if you are in
                            -------
favor of the liquidation of the Partnership at the contemplated sales values, please return your consent card on or before June 15, 2002. We have provided a brief overview of the liquidation of the Partnership below. We do encourage you to please read the enclosed consent statement.

The Partnership has contracted to sell the vacant Denny's in Colorado Springs, CO for a purchase price of $775,000. We feel this sale would be in the best interest of the limited partners. Closing is contractually scheduled for May 15, 2002.

We have contracted to sell the remaining three properties to Milwaukee Street Partners, LLC for a purchase price of $2,755,000. The sale is contingent on the sale of the Colorado Springs property as we could not maintain this Partnership with one remaining property. The sale is also contingent upon receiving the consent from the limited partners. Closing is contractually scheduled for July 15, 2002.

The combined total of the two sale transactions would be $3,530,000. There will be expenses associated with the liquidation of the Partnership. These expenses will include legal fees, commissions to outside brokers, the disposition fee, and the expense for wind-up insurance. There will also be expenses for the final audit, tax fees, and costs associated with the final mailings of the distributions and Schedule K-1s. Therefore, you can expect the final distribution per unit to be between $190 and $210 per unit. Please note, this is our current best estimate.